MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

April 23, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or “Registrant”)

Federated Trust for U.S. Treasury Obligations (the “Fund”)

1933 Act File No. 33-31602

1940 Act File No. 811-05950

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your comments received on April 20, 2015 on its preliminary proxy statement on Schedule 14A, with respect to the Fund, submitted via EDGAR on April 10, 2015, regarding the proposed revisions to the Fund’s fundamental investment limitations. We believe that the responses below and corresponding edits to the proxy statement are fully responsive to the staff’s comments, and resolve any matters raised. We are aware that the staff prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Fund’s formal responses to your comments below.

1.       It is the Staff’s position that shareholders should vote for adjournment where such adjournment is intended as a means for soliciting additional proxies as the named proxies may not have discretionary authority in this regard.

RESPONSE:

We respectfully disagree with the Staff’s position with regard to this Comment. We submit that any adjournment of the Meeting called for by the persons named as proxies is a “matter incident to the conduct of the meeting” in accordance with Rule 14a-4(c)(7) and such adjournment, if necessary, will be called in accordance with the best judgment of the persons named as proxies. Pursuant to Fund’s organizational documents and state law, proxies have been authorized to call for an adjournment of a meeting for the reasons outlined in the proxy.

However, the Fund will add disclosure to the prospectus/proxy statement under “Notice of Special Meeting of Shareholders” and the “Adjournment” Section to clarify that any such vote in FAVOR or AGAINST the proposals will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the Special Meeting as set forth below:

Any such vote in FAVOR or AGAINST the proposals will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the Special Meeting.

2. Please explain how the proposed revisions to the Fund’s fundamental investment limitations will better align the Fund's fundamental investment limitations with those of other money market funds advised by Federated.

RESPONSE: If the proposed revisions to the Fund’s fundamental investment limitations are approved by shareholders, they will align the Fund's fundamental investment limitations with those of other money market funds advised by Federated and will facilitate potential fund reorganizations in the future, including those reorganizations currently being considered by Federated to meet the needs of its clients and to comply with the recent amendments announced by the SEC to Rule 2a-7 under the 1940 Act, which governs money market funds. This includes any such reorganizations that may be conducted pursuant to Rule 17a-8 under the 1940 Act.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724)720-8831 or Clair Pagnano at (617) 261-3246.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal

/s/ K&L Gates LLP

NAME Clair Pagnano

TITLE: Partner